Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

		Year Ended December 31,
	Nine months 9/30/2010	2009	2008	2007	2006
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$286,987	$160,273	$183,343	$277,819	$133,386

Fixed Charges:
Interest expense (before capitalized interest)	18,458	25,820	39,171	42,835	45,143
Portion (1/3) of rents representing interest factor	7,275	9,124	10,232	8,731	8,284

Total fixed charges	25,733	34,944	49,403	51,566	53,427

Amortization of capitalized interest	887	1,272	1,335	1,680	984
Distributed income of unconsolidated investments	11,919	18,045	13,135	11,769	13,536
Interest capitalized	(399)	(1,236)	(996)	(4,503)	(1,179)
Net income attributable to noncontrolling interests (net of tax)	(9,272)	(11,255)	(18,806)	(17,632)	(13,258)

Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$315,855	$202,043	$227,414	$320,699	$186,896

Ratio of earnings to fixed charges	12.3x	5.8x	4.6x	6.2x	3.5x